

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2022

Devinder Ahuja
Chief Financial Officer
Novelis Inc.
3560 Lenox Road, Suite 2000
Atlanta, Georgia 30326

> **Re: Novelis Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2021**
> **Filed May 12, 2021**
> **File No. 001-32312**

Dear Mr. Ahuja:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2021

Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Free Cash Flow, page 36

1. We note your non-GAAP measure of free cash flow on page 36. Please be advised that free cash flow is typically calculated as cash flow from operating activities less capital expenditures. As your free cash flow measure is calculated differently and consists of other items, revise the title of the measure to distinguish it from free cash flow, such as adjusted free cash flow, to avoid confusion. Refer to Question No. 102.07 of the C&DI on Non-GAAP Financial Measures. Similarly revise the title of free cash flow in your Form 10-Qs, earnings releases and elsewhere as appropriate.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

Devinder Ahuja
Novelis Inc.
February 3, 2022
Page 2

absence of action by the staff.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing